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                          January 27, 2023

       Anthony Geisler
       Chief Executive Officer
       Xponential Fitness, Inc.
       17877 Von Karman Ave, Suite 100
       Irvine, CA, 92614

                                                        Re: Xponential Fitness,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2023
                                                            File No. 333-269336

       Dear Anthony Geisler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Alan Denenberg, Esq.